SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

The Western Union Company
(Name of Issuer)

Common stock, par value $0.01 per share
(Title of Class of Securities)

959802109
(CUSIP Number)

December 6, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 959802109	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Jupiter Asset Management Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,078,220
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,078,220
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,078,220
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.96%
12	TYPE OF REPORTING PERSON OO, FI

CUSIP No. 959802109	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Jupiter Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 221,302
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 221,302
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,302
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.06%
12	TYPE OF REPORTING PERSON OO, FI

CUSIP No. 959802109	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer.

The Western Union Company (the “Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices.

7001 East Belleview Avenue Denver, CO 80237

Item 2(a).	Name of Person Filing.

This statement is filed by: Jupiter Asset Management Ltd. and Jupiter Investment Management Limited. Jupiter Asset Management Ltd. and Jupiter Investment Management Limited are indirectly controlled by Jupiter Fund Management plc.

Jupiter Asset Management Ltd. and Jupiter Investment Management Limited are hereinafter sometimes collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement pursuant to which the Reporting Persons have agreed to file this statement and any subsequent amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The Reporting Persons provide investment advisory and management services and have acquired the securities of the Issuer solely for investment purposes on behalf of client accounts over which they have investment discretion. The securities of the Issuer are held in such accounts for the economic benefit of the beneficiaries of those accounts.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13 of the Act, the beneficial owner of the shares of common stock, par value $0.01 per share reported herein.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The Zig Zag Building 70 Victoria Street London SW1E 6SQ

Item 2(c).	Citizenship:

England and Wales

Item 2(d).	Title and Class of Securities:

Common stock, par value $0.01 per share (“Common Stock”)

Item 2(e).	CUSIP Number.
959802109

CUSIP No. 959802109	13G	Page 5 of 7 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentages set forth herein are calculated based upon 364,359,008 shares of Common Stock outstanding as of October 20, 2023, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on October 25, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

CUSIP No. 959802109	13G	Page 6 of 7 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

See Item 2.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below each Reporting Person certifies that, to the best of her or its knowledge and belief, the securities referred to above were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 959802109	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2023

Jupiter Investment Management Limited

/s/ Katie Carter
Name: Katie Carter
Title: Head of Compliance

JUPITER ASSET MANAGEMENT LTD

/s/ Katie Carter
Name: Katie Carter
Title: Head of Compliance